SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                        ________________

                         AMENDMENT NO. 1
                               to
                         SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
         (Pursuant to Section 13(E)(1) of the Securities
                      Exchange Act of 1934)
                        ________________

                       OHIO POWER COMPANY
                        (Name of Issuer)

              AMERICAN ELECTRIC POWER COMPANY, INC.
                (Name of Person Filing Statement)

          Title                                        CUSIP
     Ohio Power Company,
       Cumulative Preferred Stock
        -  4.08% Series                             677415 10 1
        -  4.20% Series                             677415 20 0
        -  4.40% Series                             677415 30 9
        - 4-1/2% Series                             677415 40 8
        -  5.90% Series                             677415 79 6
        -  6.02% Series                             677415 81 2
        -  6.35% Series                             677415 82 0

                (Title of Class of Securities)
              (CUSIP No. of Class of Securities)

                         Armando A. Pena
                            Treasurer
              American Electric Power Company, Inc.
                 Indiana Michigan Power Company
                        1 Riverside Plaza
                      Columbus, Ohio 43215
                         (614) 223-2850

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                        January 30, 1997
           (Date Tender Offer First Published, Sent or
                   Given to Security Holders)

                    Calculation of Filing Fee

     Transaction Valuation*             Amount of Filing Fee
         $148,431,600                         $29,687

  *Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

[ X ]     Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $29,687
Form or Registration No.:  Schedule 13E-4
Filing Party:  American Electric Power Company, Inc.
Date Filed:  January 30, 1997

     This Amendment No. 1 (the "Final Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated January 30, 1997 filed by American Electric Power Company, Inc., a New York corporation ("AEP"), relating to its offer to purchase any and all outstanding Shares of Cumulative Preferred Stock of Ohio Power Company, an Ohio corporation and direct utility subsidiary of AEP ("OPCo"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated January 30, 1997, and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibit 99.(a)(1) and 99.(a)(2) to the Statement.

     Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 1.  Security and Issuer.

     Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

     The Offer expired at 5:00 p.m., New York City time, on
February 28, 1997 in accordance with its terms. On March 6, 1997, AEP purchased the Shares validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary. The Shares so purchased, and purchase price therefor, for each Series of Preferred are as follows:

                               Shares
     Series of Preferred      Purchased           Purchase Price

      4.08% Series              27,182            $  1,754,870
      4.20% Series              28,885               1,919,697
      4.40% Series              55,889               3,890,992
     4-1/2% Series              97,616               6,737,456
      5.90% Series             321,500              33,143,435
      6.02% Series             364,000              37,750,440
      6.35% Series             295,000              31,016,300

        Total                1,190,072            $116,213,191

Item 2.  Source and Amount of Funds or Other Consideration.

     Item 2 of the Statement is hereby amended and supplemented by adding thereto the following:

     The total amount required by AEP to purchase the Shares pursuant to the Offer was $116,308,712, excluding fees and other expenses. AEP paid the purchase price to First Chicago Trust Company of New York, as Depositary, at 9:30 a.m. on March 6, 1997 from a daylight overdraft position extended to its account and received funds that afternoon from OPCo to cover that position.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     Item 3 of the Statement is hereby amended and supplemented by adding thereto the following:

     The Shares purchased by AEP pursuant to the Offer were subsequently sold to OPCo and were thereupon retired and canceled. As a result thereof, OPCo has, as of March 7, 1997, a total of 294,244 Shares outstanding, consisting of 15,393 Shares of the 4.08% Series, 23,090 Shares of the 4.20% Series, 32,474 Shares of the 4.40% Series, 104,787 Shares of the 4-1/2% Series, 82,500 Shares of the 5.90% Series, 31,000 Shares of the 6.02% Series, and 5,000 Shares of the 6.35% Series.

Item 9. Material to be Filed as Exhibits.

     Exhibit No.         Description

     99.(a)(10)          Press Release, dated March 3, 1997.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 1997

                              American Electric Power Company, Inc.


                              By:  /s/ G. P. Maloney
                                        G. P. Maloney
                                        Vice President
                                               Exhibit 99.(a)(10)

Media contact: Pat D. Hemlepp
               Manager, Media Relations
               American Electric Power
               614/223-1620

Analysts contact:   John S. Bilacic
                    Manager, Investor Relations
                    American Electric Power
                    614/223-2847

FOR IMMEDIATE RELEASE

SHAREHOLDERS OF APPALACHIAN POWER, INDIANA MICHIGAN POWER AND OHIO POWER APPROVE ARTICLES' AMENDMENTS AT SPECIAL MEETINGS;
PREFERRED SHAREHOLDERS OF APPALACHIAN POWER, INDIANA MICHIGAN POWER AND OHIO POWER TENDER SHARES TO AMERICAN ELECTRIC POWER

COLUMBUS, Ohio, March 3, 1997 -- The shareholders of Appalachian Power Company, Indiana Michigan Power Company and Ohio Power Company, each a utility subsidiary of American Electric Power Company, Inc. (NYSE:AEP), approved an amendment to the subsidiaries' respective articles of incorporation. The amendment removes a provision of the articles that limits the subsidiaries' ability to issue debt, including short-term debt.

     Each subsidiary will make a special cash payment in the amount of $1.00 per share to its preferred shareholders who voted in favor of the proposed amendment, provided that such shares were not tendered pursuant to AEP's offer. Those preferred shareholders who validly tendered their shares will receive only the purchase price per share offered by AEP.

     In conjunction with the special meeting and proxy, AEP offered to purchase for cash any and all outstanding shares of preferred stock of Appalachian Power Company, Indiana Michigan Power Company and Ohio Power Company. The preferred shareholders tendered, and AEP accepted, approximately $130 million, $77 million and $119 million of shares, respectively, for a total of approximately $326 million. The tender offers commenced on Thursday, Jan. 30, 1997 and expired at 5:00 p.m. EST Friday, Feb. 28, 1997.

     AEP, one of the nation's largest investor-owned utilities, provides electric energy to 7 million people in Ohio, Indiana, Michigan, West Virginia, Virginia, Tennessee and Kentucky. In addition, wholly owned subsidiaries provide power engineering, consulting and management services throughout the world. The company is based in Columbus, Ohio.
                               ---

     News releases and other information about AEP can be found on the World Wide Web at http://www.aep.com.
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